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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------



                                SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                  OPAL, INC.
                                  ----------
                           (Name of Subject Company)


                                  OPAL, INC.
                                  ----------
                     (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                    --------------------------------------
                        (Title of Class of Securities)

                                  683474-10-0
                      ------------------------------------
                     (CUSIP Number of Class of Securities)

                               HENRY SCHWARZBAUM
                    CHIEF FINANCIAL OFFICER, VICE PRESIDENT
                           OF FINANCE AND SECRETARY
                             3203 SCOTT BOULEVARD
                             SANTA CLARA, CA 95054
                                (408) 727-6060
                    ---------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:

  THOMAS P. STORER, P.C.      STANLEY KOMAROFF, ESQ.    YEHUDA M. LEVY, ADV.
GOODWIN, PROCTER & HOAR LLP   PROSKAUER ROSE GOETZ   GOLDFARB, LEVY, ERAN & CO.
    EXCHANGE PLACE             & MENDELSOHN LLP         2 IBN GVIROL STREET
  BOSTON, MA 02109               1585 BROADWAY         TEL-AVIV 64077 ISRAEL
  (617) 570-1000              NEW YORK, NY  10036        011-972-3-695-4343
                               (212) 969-3000


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        This Amendment No. 1 amends the Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 26, 1996 (the "Schedule 14D-9") by Opal, Inc., a Delaware corporation (the "Company"), relating to the tender offer being made by Orion Corp. I, a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Applied Materials, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-9.

Item 8.  Additional Information to be Furnished

        Item 8 is hereby amended to add as follows:

UNITED STATES ANTITRUST

        At 11:59 p.m., New York City time, on December 11, 1996, the waiting period under the HSR Act applicable to the Offer expired.

GERMAN ANTITRUST

        On December 18, 1996, the German Federal Cartel Office announced that it did not object to Parent's proposed acquisition of the Company.

ISRAELI RESTRICTIVE TRADE PRACTICES

        On December 5, 1996, the Israeli Comptroller of Restrictive Trade Practices (the "Comptroller") approved Parent's proposed acquisition of the Company. On December 10, 1996, a notice of such approval was published in two newspapers in Israel pursuant to applicable Israeli law and, as a result of such publication, a 30-day period during which third parties may appeal the Comptroller's decision to approve the proposed transaction was commenced. Such 30-day period expires on January 9, 1997.

ISRAELI CHIEF SCIENTIST OFFICE

        On December 16, 1996, the Office of the Chief Scientist at the Ministry of Industry and Trade of the State of Israel (the "OCS") approved Parent's acquisition of control over the Company. Certain customary restrictions are applicable to any future transfer of the know-how and technology developed in the course of the OCS-funded research and development programs and the manufacturing rights with respect thereto.

ISRAELI INVESTMENT CENTER

        On December 11, 1996, the Investment Center of the Ministry of Industry and Trade of the State of Israel advised Parent and the Company that it did not object to Parent's proposed acquisition of the Company.

ISRAELI SECURITIES AUTHORITY

        On December 5, 1996, the Israeli Securities Authority granted Parent an exemption from the prospectus publication requirements under Israeli securities laws in connection with the treatment of Company Options in the Merger, subject to certain customary conditions.

ISRAELI TAX AUTHORITIES

        On December 22, 1996, the Israeli Tax Authorities approved the various requests made by Parent and Opal Technologies regarding the treatment of Company Options in the Merger and certain other related matters.



                                       2


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              OPAL, INC.


                                        By: /s/ Henry Schwarzbaum
                                           ------------------------------------
                                        Henry Schwarzbaum
                                        Chief Financial Officer, Vice President
                                        of Finance and Secretary


Dated:  December 23, 1996